Exhibit 3.1

Bylaw Amendment of Gleacher & Company, Inc.

Paragraph 2.10 of the Company’s Bylaws has been amended to state, in its entirety, as follows:

2.10 Required Vote

“When a quorum is present at any meeting of stockholders, all matters shall be determined, adopted and approved by the affirmative vote (which need not be by ballot) of the holders of a majority of the votes cast at a meeting of stockholders by the holders of shares entitled to vote thereon, unless the proposed action is one upon which, by express provision of the Delaware General Corporation Law or of the Certificate of Incorporation, a different vote is specified and required, in which case such express provision shall govern and control the decision of such question. Where a separate vote by a class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class, unless the proposed action is one upon which, by express provision of statutes or of the Certificate of Incorporation, a different vote is specified and required, in which case such express provision shall govern and control the decision of such question. Notwithstanding the foregoing, directors shall be elected by, and the frequency of holding future advisory votes on executive compensation shall be determined by, a plurality of the votes cast at a meeting of stockholders by the holders of shares entitled to vote in the election.”

Approved by the Board of Directors and effective April 18, 2011